Exhibit 99.1

TransAlta Corporation Announces Results of the Annual and Special Meeting of Shareholders and Election of all Directors

CALGARY, April 20, 2018 /CNW/ - TransAlta Corporation (TSX: TA; NYSE: TAC) ("TransAlta" or the "Company") held its Annual and Special Meeting of Shareholders on April 20, 2018 in Calgary, Alberta. A total of 144,822,873 common shares, representing 50.30% of the shares outstanding were represented in person and by proxy at the meeting.

The following resolutions were considered by Shareholders:

1.                  Election of Directors

The ten director nominees proposed by management were elected by a show of hands. Proxies were received as follows:

Nominee	Votes For	Per cent	Withheld	Per cent
Rona H. Ambrose	132,865,050	94.55%	7,651,794	5.45%
John P. Dielwart	133,916,520	95.30%	6,600,324	4.70%
Timothy W. Faithfull	124,933,383	88.91%	15,583,461	11.09%
Dawn L. Farrell	133,862,685	95.26%	6,654,159	4.74%
Alan J. Fohrer	133,876,088	95.27%	6,640,756	4.73%
Gordon D. Giffin	132,761,866	94.48%	7,754,978	5.52%
Yakout Mansour	133,842,136	95.25%	6,674,708	4.75%
Georgia R. Nelson	126,143,038	89.77%	14,373,806	10.23%
Beverlee F. Park	126,679,805	90.15%	13,837,039	9.85%
Bryan D. Pinney	133,904,426	95.29%	6,612,418	4.71%

2.                  Appointment of Auditors

The appointment of Ernst & Young LLP to serve as the auditors for 2018 was approved by a show of hands.  Proxies were received as follows:

Votes For	Per cent	Withheld	Per cent
141,985,453	98.15%	2,672,377	1.85%

3.                  Special Resolution on Reduction of Stated Capital

The special resolution on reduction of stated capital was conducted by ballot and the resolution was approved.  The votes by ballot were received as follows:

Votes For	Per cent	Votes Against	Per cent
138,678,687	98.62%	1,933,521	1.38%

4.                  Advisory Vote on Executive Compensation

The advisory vote on the Company's approach to executive compensation was conducted by ballot and the resolution was approved.  The votes by ballot were received as follows:

Votes For	Per cent	Votes Against	Per cent
125,154,694	89.01%	15,457,514	10.99%

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2018/20/c8513.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 18:36e 20-APR-18